Points International Announces Participation in Upcoming Investor Conferences

Toronto, Canada – May 5, 2014 – Points (TSX: PTS; NASDAQ: PCOM), a global leader in loyalty currency management, announced today that members of its management team will be presenting at three upcoming investor conferences:

  CIBC Emerging Technology in Canada Conference 2.0 on Monday, May 12, 2014. The conference will be held at CIBC’s Toronto offices, 199 Bay Street, Toronto. The Company will participate in one-on-one investor meetings throughout the day. Rob MacLean, CEO of Points International, will also be participating in the CIBC-hosted e-commerce panel currently scheduled for 3:10 pm ET on the same day.
  B. Riley & Co Southern California Investor Conference at the Lowes Santa Monica Beach Hotel in Santa Monica, CA. The Company will present at 11:30 AM PT / 2:30 PM ET on Tuesday, May 20, 2014 as well as participate in one-on-one investor meetings throughout the day.
  10th Annual Craig-Hallum Institutional Investor Conference at the Minneapolis Marriott City Center in Minneapolis, MN. The Company will participate in one-on-one investor meetings throughout the day.

For more information or to meet with management, please contact Points International's investor relations team.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Contact:

Addo Communications
Laura Bainbridge
lauraf@addocommunications.com
(310) 829-5400